UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-D

ASSET-BACKED ISSUER
Distribution Report Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

For the monthly distribution period from <u>April 1, 2007 to April 30, 2007</u>

Commission File Number of issuing entity: <u>333-140605-01</u>

Home Equity Loan Trust 2007-HSA2
(Exact name of issuing entity as specified in its charter)

Commission File Number of depositor: 333-140605

Residential Funding Mortgage Securities II, Inc.
(Exact name of depositor as specified in its charter)

Residential Funding Company, LLC
(Exact name of sponsor as specified in its charter)

Delaware	None
(State or other jurisdiction of incorporation or organization of the issuing entity)	(I.R.S. Employer Identification No.)

c/o Residential Funding Company, LLC, as Master Servicer
8400 Normandale Lake Boulevard
<u>Minneapolis, Minnesota 55437</u>
(Address of principal executive offices of
issuing entity)

<u>55437</u>
(Zip Code)

<u>(952) 857-7000</u>
(Telephone number, including area code)

<u>N/A</u>
(Former name, former address, if changed since last report)

Title of Class	Registered/reported pursuant to (check one)			Name of exchange
	Section 12(b)	Section 12(g)	Section 15(d)	(If Section 12(b))
Home Equity Loan Pass-Through Certificates, Series 2007-HSA2	[___]	[___]	[_X_]	_____

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes <u>X</u>   No ___

PART I – DISTRIBUTION INFORMATION

ITEM 1 – Distribution and Pool Performance Information.

The response to Item 1 is set forth in part herein and in part in Exhibit 99.1.

Introductory and explanatory information regarding the material terms, parties and distributions described in Exhibit 99.1 is included in the Prospectus Supplement dated April 25, 2007 relating to the Home Equity Loan Trust 2007-HSA2 Home Equity Loan Pass-Through Certificates, Series 2007-HSA2, and related Prospectus dated April 23, 2007 (collectively, the "Prospectus"), of the Home Equity Loan Trust 2007-HSA2 (the "Issuing Entity") filed with the Securities and Exchange Commission pursuant to Rule 424(b)(5) under the Securities Act of 1933. The following classes of Certificates were offered under the Prospectus: Class A-1V, Class A-1F, Class A-2, Class A-3, Class A-4, Class A-5 and Class A-6.

PART II – OTHER INFORMATION

ITEM 2 – Legal Proceedings

Nothing to report.

ITEM 3 – Sales of Securities and Use of Proceeds.

Nothing to report.

ITEM 4 – Defaults Upon Senior Securities.

Nothing to report.

ITEM 5 – Submission of Matters to a Vote of Security Holders.

Nothing to report.

ITEM 6 – Significant Obligors of Pool Assets.

Inapplicable.

ITEM 7 – Significant Enhancement Provider Information.

See Exhibit 99.2.

ITEM 8 – Other Information.

Nothing to report.

ITEM 9 – Exhibits

(a)   Documents filed as part of this report.

Exhibit 99.1   May 2007 Monthly Statement to Certificateholders.

Exhibit 99.2   Financial Statements of MBIA Insurance Corporation (incorporated by reference to the unaudited consolidated financial statements of MBIA Insurance Corporation included in the Quarterly Report on Form 10-Q for the period ended March 31, 2007 filed by MBIA Inc. with the Securities and Exchange Commission).

 (b)   Exhibits required by Form 10-D and Item 601 of Regulation S-K.

Exhibit 10.1   Pooling and Servicing Agreement dated as of April 1, 2007, among Residential Funding Mortgage Securities II, Inc., as company, Residential Funding Company, LLC, as master servicer, and LaSalle Bank National Association, as trustee (incorporated by reference to the exhibit with the same numerical designation included in the Report on Form 8-K filed by the Issuing Entity with the Securities and Exchange Commission on May 11, 2007).

Exhibit 10.2   Assignment and Assumption Agreement, dated as of April 27, 2007, between Residential Funding Company, LLC and Residential Funding Mortgage Securities II, Inc. (incorporated by reference to the exhibit with the same numerical designation included in the Report on Form 8-K filed by the Issuing Entity with the Securities and Exchange Commission on May 11, 2007).

Exhibit 10.3   Financial Guaranty Insurance Policy issued by MBIA Insurance Corporation relating to Home Equity Loan Pass-Through Certificates, Series 2007-HSA2 (incorporated by reference to the exhibit with the same numerical designation included in the Report on Form 8-K filed by the Issuing Entity with the Securities and Exchange Commission on May 11, 2007).

Exhibit 99.1   May 2007 Monthly Statement to Certificateholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: May 25, 2007

Home Equity Loan Trust 2007-HSA2
(Issuing entity)

By: Residential Funding Company, LLC,
   as Master Servicer

By: /s/ Darsi Meyer
  Name: Darsi Meyer
  Title: Director

INDEX TO EXHIBITS

Exhibit 99.1   May 2007 Monthly Statement to Certificateholders

Exhibit 99.2   Financial Statements of MBIA Insurance Corporation (incorporated by reference
to the unaudited consolidated financial statements of MBIA Insurance
Corporation included in the Quarterly Report on Form 10-Q for the period ended
March 31, 2007 filed by MBIA Inc. with the Securities and Exchange
Commission)

EXHIBIT 99.1 -- MONTHLY STATEMENT TO CERTIFICATEHOLDERS

EXHIBIT 99.2

FINANCIAL STATEMENTS OF MBIA INSURANCE CORPORATION

The unaudited consolidated financial statements of MBIA Insurance Corporation included in the Quarterly Report on Form 10-Q for the period ended March 31, 2007 filed by MBIA Inc. with the Securities and Exchange Commission are hereby incorporated by reference in this Exhibit 99.2 to Report on Form 10-D.